Exhibit 12.3

WISCONSIN POWER AND LIGHT COMPANY

RATIO OF EARNINGS TO FIXED CHARGES

	Year ended December 31,
	2015	2014	2013	2012	2011
	(dollars in millions)
EARNINGS:
Net income	$177.6	$181.1	$179.1	$172.7	$163.5
Income taxes (a)	82.9	85.3	85.6	87.6	81.9
Income before income taxes	260.5	266.4	264.7	260.3	245.4
Fixed charges as defined	93.7	87.7	86.4	103.9	103.3
Adjustment for undistributed equity earnings	(4.5)	(6.4)	(8.3)	(7.9)	(6.4)
Total earnings as defined	$349.7	$347.7	$342.8	$356.3	$342.3

FIXED CHARGES:
Interest expense	$92.4	$86.4	$85.0	$80.2	$79.9
Estimated interest component of rent expense	1.3	1.3	1.4	23.7	23.4
Total fixed charges as defined	$93.7	$87.7	$86.4	$103.9	$103.3

Ratio of Earnings to Fixed Charges	3.73	3.96	3.97	3.43	3.31

(a) Includes net interest related to unrecognized tax benefits.

In 2015, WPL retrospectively applied a change in method of recording income taxes. Refer to Notes 1(c) and 1(q) of the Combined Notes to Consolidated Financial Statements in this Annual Report on Form 10-K for further details. Financial statement impacts in 2013, 2012 and 2011 were not material.